FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Register Inscription No. 175

Santiago, July 31st , 2014

Ger. Gen. No.  71/2014

Mr. Carlos Pavez T

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda No. 1449

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2  under Securities Market Law N°18,045 and established under General Norm N° 30 of the Superintendence, and duly authorized and on behalf of Enersis S.A., I hereby inform you of a significant event published this morning by Endesa S.A.,  the parent company of Enersis S.A., domiciled in the Kingdom of Spain.

Sincerely,

Ignacio Antoñanzas Alvear

Chief Executive Officer

c.c.       Santiago Stock Exchange

             Chilean Electronic Stock Exchange

             Brokers Exchange of Valparaiso

             Banco Santander Santiago – Representatives of Bond Holders

             Risk Rating Commission

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

In accordance with article 82 of Securities Market Law, ENDESA, S.A. (the “Company” or “Endesa”), hereby submits the following.

SIGNIFICANT EVENT

The Board of Directors of Endesa, S.A., at its meeting held yesterday, adopted the following resolutions, among others:

  I.            Acknowledged receipt of the proposal received from Enel, S.p.A. (“Enel”), through the company Enel Energy Europe, Sociedad Limitada (“Enel Energy”), 100% owned by Enel and majority shareholder of Endesa (with 92.06% of its share capital).

Enel Energy has submitted to the company a formal invitation to study an operation (the “Operation”), comprising two elements that can be summarized in the following manner:

-        Corporate restructuring: A proposal for the acquisition by Enel Energy of (i) 100% of the share capital of Endesa Latinoamérica, S.A. (a company that is, in turn, owner of 40.32% of the share capital of Enersis, S.A.) and (ii) 20.3% of the shares of Enersis, S.A., currently owned by Endesa.

The aim of these transactions is the reorganization of the group of companies that comprise the Enel group. The acquisition price will be determined based on generally accepted international valuation procedures and methods used for companies in these type of transactions (“fair value”), and will use supporting data from independent experts who will issue the opinions (“fairness opinions”) that they deem necessary or appropriate.

Once the transaction terms are finalized , Enel Energy will draw up a binding proposal forEndesa consideration

-        Distribution of extraordinary dividend: The Board of Directors of Enel Energy has agreed that in the event that Endesa accepts the acquisition proposals, and depending on whether said proposals are indeed carried out, Enel Energy would propose that Endesa's Board of Directors distribute an extraordinary cash dividend to Endesa shareholders. The dividend that would be proposed would be at least equal to the amount that Endesa would receive from Enel Energy as a result of the acquisitions.

The Operation  is scheduled to be carried out in the last quarter of 2014 and will be subject, in any event, to the administrative authorisations and favourable opinions, which may be necessary for the transactions to be executed under the established terms.

As a complement to the foregoing, once the Operation  is implemented, Enel Energy has indicated that intends to enhance Endesa's performance, proposing (i) a business plan focused on the Iberian market, allowing it to take advantage of the macroeconomic context and an adequate and stable regulatory framework, (ii) a more efficient ownership and debt structure, and (iii) a sustainable and defined dividend policy.

Enel also intends to evaluate, where appropriate and if market conditions are advantageous, capital markets transactions that could unlock the value of Endesa shares and address the current  limited liquidity in Endesa´s shares.

Enel, through its subsidiary, Enel Energy, has indicated in its communication that the main objectives of the Operation  are the following:

(i)            Enhance the organizational and corporate structure of the Enel Group in order to respond effectively to the different requirements in which the Group is present, grouping together the different business lines in order to transfer best practices to the different activity areas and optimizing the ownership structure and financial soundness of the Enel group, which would have a positive impact on all the group's investee companies.

(ii)          Generate and distribute value for Endesa shareholders through:

-          the immediate distribution of the liquidity generated by the sale of Latin American assets in the form of shareholder remuneration through the payout of an extraordinary dividend;

-          the restructuring of the Endesa's debt and adjustment of its gearing ratios, improving the efficiency of its balance sheet and reducing the cost of capital; and

-          greater visibility and stability for dividends, with a sustainable and defined dividend policy implemented by Endesa.

(iii)        Consolidate the Enel group's commitment to Endesa and the Spanish market:

Endesa will reinforce its leadership position as the biggest utility in Spain and Portugal, achieving greater integration into Spain's economic and industrial fabric, with a presence along the electricity business's entire value chain, and as an important operator in the gas business, through:

-          the definition of an industrial plan that reflects the company's commitment to the Spanish market, and that allows it to take advantage of the opportunities offered by the improvement in the macroeconomic situation, and the adequate and stable regulatory framework;

-          the design of an investment plan aimed at innovation in the Spanish energy model, and the development of the platforms of current businesses.

-          an executive team that is totally focused on the local business; and

-          the alignment of interests and collaboration in defining a common energy policy project under a stable and adequate regulatory framework.

II.            Create an ad hoc committee of the Board, whose main functions will be to (i) carry out the financial, legal, and strategic analysis for the Operation  from the perspective of Endesa's corporate interest, and always taking into account the interests of Endesa's workers, shareholders, customers and suppliers, and (ii) submit to the Board of Directors the proposals relating to the Operation  that it considers appropriate. This committee will be exclusively composed of independent directors of Endesa, i.e., Miquel Roca Junyent and Alejandro Echevarría Busquet (the “Independents Committee”).

This Committee will contract the services of any independent experts it deems necessary, to analyse and evaluate the terms and conditions of the Operation.

In the event that it is agreed to move forward with the Operation, final approval will be voted upon at an Extraordinary General Shareholders' Meeting held by Endesa.

Madrid, 31  July  2014

This information does not constitute an offer or a solicitation for the purchase or sale of any securities issued by Endesa, S.A. in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: July 31, 2014